

July 19, 2010

James C. Yardley
Chief Executive Officer
El Paso Pipeline Partners, L.P.
1001 Louisiana Street
Houston, TX 77002

> **Re:** **El Paso Pipeline Partners, L.P.**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 1-33825**

Dear Mr. Yardley:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2010

Note 5. Long-term Debt and Other Financing Options, page 8

1. We read that on March 30, 2010, El Paso Pipeline Partners Operating Company, LLC, your wholly-owned subsidiary, issued $425.0 million of senior unsecured notes to the public. We also read that the EPB Operating notes are fully and unconditionally guaranteed on a senior unsecured basis by you. We note that you have not provided condensed consolidating financial information as required by Rule 3-10(c)(4) of Regulation S-X. We understand from a phone conversation with your CFO, Mr. John R. Sult, that you believe that Rule 3-10(c) of Regulation S-X applies to this guarantee of debt, but you are relying on Note 1 to Rule 3-10(c) to only provide narrative disclosures about this guarantee. We have the following comments:

- It remains unclear to us that you meet all of the criteria specified by Note 1 to Rule 3-10(c) to permit you to only provide narrative disclosures about this guarantee. Specifically, it is unclear to us how you concluded that all of your subsidiaries other than EPB Operating are minor. Please provide us with your analysis of how you concluded that you did not need to provide the condensed consolidating financial information as required by Rule 3-10(c)(4) of Regulation S-X.

- If you continue to believe that you meet all of the criteria to permit you to only provide narrative disclosures about this guarantee, your current disclosures within this footnote do not appear to contain all of the disclosures required by Note 1 to Rule 3-10(c). Please confirm to us that in future filings, if you have guarantees that qualify for you to only provide narrative disclosures under Note 1 to Rule 3-10(c), you will provide all of the disclosures specified by that Note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief